Exhibit 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Receives US$15 Million on Closing of Registered Direct Offering

Quebec City, Canada, April 20, 2010 — Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”), a late-stage drug development company specialized in oncology and endocrinology, announced today that it has completed its previously announced registered direct offering of US$15 million of units comprised of common shares and common share purchase warrants to certain institutional investors. Aeterna Zentaris received net proceeds of approximately US$13.7 million after deducting placement agent fees and other offering expenses. All of the common shares and warrants were offered pursuant to an effective shelf registration statement. Proceeds from the transaction will be used for general corporate purposes, including clinical development, capital expenditures and for working capital.

Dr. Juergen Engel, Ph.D., President and CEO of Aeterna Zentaris stated, “We are very pleased with this renewed vote of confidence from targeted specialized institutional investors. In addition, completing this financing provides us with the necessary funds to pursue our clinical and preclinical development programs and ensure a timely development of perifosine currently in Phase 3 registration trials for multiple myeloma and refractory colorectal cancer.”

As of April 20, 2010 and after issuing 11,111,111 common shares at the closing of the offering, the Company had 74,201,065 common shares issued and outstanding without giving effect to or assuming the exercise of any outstanding warrants.

A shelf registration statement relating to the common shares and warrants issued in the offering (and the common shares issuable upon exercise of the warrants) has been filed with the Securities and Exchange Commission (the “SEC”) and has been declared effective. A prospectus supplement relating to the offering was filed with the SEC. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of Aeterna Zentaris’ common shares or warrants. No offer, solicitation or sale will be made in any jurisdiction in which such offer, solicitation or sale is unlawful.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (Nasdaq: RODM), acted as the exclusive placement agent for the transaction.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a late-stage drug development company specialized in oncology and endocrine therapy. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com